FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: May 11, 2006	Lewis N. Rose President and Chief Executive Officer

2

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC DELIVERS ANOTHER QUARTER OF RECORD RESULTS IN Q1 2006
Revenue up 33%, earnings up 58%, diluted EPS up 65%, dividend increased 71%

May 10, 2006 (Toronto, ON) – CryptoLogic Inc., a leading software developer and supplier to the global Internet gaming market, reported record financial results for the first quarter ended March 31, 2006. Ongoing growth in CryptoLogic’s casino and poker fees continued to fuel strong quarterly revenue, earnings, earnings per share and EBITDA((1)) results, helping the company set new quarterly highs in each category.

“It’s been another excellent quarter for CryptoLogic, with results that surpassed our expectations,” said Lewis Rose, CryptoLogic’s President and CEO. “CryptoLogic’s innovative casino games and expanding poker offering continue to be major growth drivers. The results: record revenue and earnings that validate the strength of CryptoLogic’s strategy, products and customer discipline. As we welcome a new customer — the iconic Playboy brand — CryptoLogic is poised to build on growing returns to shareholders through increasing performance and an increase in our quarterly dividend.”

Financial Highlights (in millions of US dollars, except per share data)	Three months ended March 31,
	2006	2005	% Change

Revenue	$27.0	$20.3	33%
Earnings	$7.7	$4.8	58%
Earnings per diluted share	$0.56	$0.34	65%
EBITDA(1)	$8.7	$5.8	49%
Casino revenue	$15.0	$13.2	14%
Poker revenue	$9.6	$5.5	74%

Other highlights in the quarter included:

•	Geographic diversification. Over 65% of licensees' revenue continued to be generated from overseas markets;

•	Product diversification and innovation. Internet casino licensing contributed to 56% of CryptoLogic’s revenue, while Internet poker represented 36%. The company launched enhancements to its poker platform that help drive licensees’ revenue through high-speed play, online entry into a wide range of land-based poker tournaments, and a reward system to build player loyalty;

•	Customer diversification. After the quarter-end, the company signed a new licensee, a Playboy-branded casino, and extended until at least January 1, 2012 its current commercial terms with its largest licensee, which operates the InterCasino and InterPoker brands;

•	Dividend. On May 9th, CryptoLogic’s Board of Directors declared a 71% increase in the quarterly cash dividend to US$0.12 per share, payable on June 15, 2006 to shareholders of record on June 8, 2006.

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

Record Financial Performance
Total Revenue.   Revenue increased 33% to a record $27.0 million (Q1 2005: $20.3 million), ahead of the company’s guidance of $25.1 to $25.5 million. CryptoLogic’s revenue growth in both of its primary software markets, Internet poker and Internet casino, benefited from the company’s ongoing product innovation and the resulting rise in player traffic at licensees’ sites.

EBITDA.   EBITDA(1) for the quarter grew 49% to a record $8.7 million (Q1 2005: $5.8 million). EBITDA(1) margin grew in the quarter to 32% of revenue (Q1 2005: 29%).

Earnings and Earnings per Diluted Share.   At a record $7.7 million, CryptoLogic’s earnings grew 58% (Q1 2005: $4.8 million). Earnings per diluted share rose 65% to $0.56 (Q1 2005: $0.34), ahead of the company’s guidance of $0.49 to $0.50.

Balance Sheet and Cash Flow.  CryptoLogic’s financial strength continued to be reflected in its strong balance sheet and operating cash flow. At March 31, 2006, total cash grew to $111.6 million (comprising cash and cash equivalents, short term investments, and security deposits of $1.5 million), or $8.15 per diluted share (December 31, 2005: $99.1 million, or $7.05 per diluted share). The company continues to be debt-free. CryptoLogic’s working capital rose to $83.6 million, or $6.11 per diluted share (December 31, 2005: $73.6 million, or $5.23 per diluted share).

Operating cash flow for the first quarter of 2006 grew to $11.5 million (Q1 2005: $2.6 million) primarily as a result of higher earnings and increased accrued liabilities, partially offset by higher prepaid expenses.

Product Diversification and Innovation
CryptoLogic’s fees from its Internet poker software grew 74% to $9.6 million (Q1 2005: $5.5 million), up 22% compared to Q4 2005. These poker fees represented 36% of total Q1 2006 revenue. Internet casino software licensing revenue increased 14% to $15.0 million (Q1 2005: $13.2 million), up 2% over Q4 2005 after adjusting for an unusual chargeback recovery of $0.8 million in the fourth quarter of 2005. Internet casino remains CryptoLogic’s largest revenue contributor at 56% of Q1 2006 revenue.

The growth in poker fees over comparable periods is largely a result of increased traffic and player activity at licensees’ sites. CryptoLogic expects that ongoing product and feature innovation will help to continue this trend. In Q1 2006, CryptoLogic enhanced its Internet poker tournament software with new features including high-speed Thunder Tournaments, which offer accelerated play and shorter blind levels. The company also introduced an exclusive Super Satellite Tournament Structure that provides more chances to qualify for the world’s biggest land-based tournaments, and My Poker Points, a reward system that enables online players to compete with points or use them for tournament entry fees.

CryptoLogic’s growth in casino licensing revenue benefited from the Bonus Pack 8 games that the company introduced in Q3 2005, including the exclusive Marvel comic-themed slot games and Bejeweled, the very popular gem-matching slot game. In March 2006, these games alone represented over 10% of licensees’ casino revenue. CryptoLogic’s proprietary online slot game, Millionaires ClubTM, has also been very successful: its jackpot exceeds US$2.5 million, the largest in online gaming history.

Geographic Diversification
CryptoLogic’s record results reflect the company’s global strategy to diversify across jurisdictions known for their strongest near-term growth opportunities. Revenue generated from international players continued to exceed 65% of licensees’ Q1 2006 revenue. The UK and other European markets remained strong contributors, together accounting for more than 60% of overall revenue in the quarter.

Customer Diversification
Subsequent to the quarter end, CryptoLogic announced an exclusive three-year licensing deal to develop a new casino site featuring Playboy, one of the world’s most recognizable entertainment brands, which should be launched in Q1 2007. The company also extended current commercial terms until at least January 1, 2012 with its largest customer, Overseas Internet Gaming Entertainment NV, which operates the InterCasino and InterPoker sites. As well, CryptoLogic announced the termination of the licensing agreement with The Ritz Club London Online, effective on or prior to October 28, 2006. The Ritz accounts for less than two per cent of revenue. These announcements support CryptoLogic’s strategy of “return on effort” aimed at maximizing growth and returns by focusing on major blue-chip entertainment brands with the best potential.

The Playboy opportunity meets all of CryptoLogic’s strict criteria for partnership—a well-known entertainment brand, an audience with a propensity for online gaming, and the financial resources and commitment to market their site.

Outlook
For Q2 2006, CryptoLogic forecasts revenue of $26.4-$26.7 million and earnings of $6.6-$6.8 million, or $0.48-$0.49 per diluted share. The company expects the Q2 2006 release of its next casino game pack, which will include additional Marvel games, to help partially offset the typical seasonality for Internet gaming during the warmer months of the year, when players spend more time outdoors.

CryptoLogic expects that ongoing innovations and enhancements in its casino, poker and back-office software, and continued business diversification and regulatory leadership will help drive growth in the future. When launched, the Playboy-branded casino site is expected to complement CryptoLogic’s ongoing organic growth, geographic diversification, and contribute to positive financial results.

2006 First Quarter Analyst Call
A conference call is scheduled today for 8:30 a.m. Eastern time (1:30 p.m. GMT). Interested parties should call either 416-695-6622, 1-877-888-3855 (North America) or the international toll free number at (Country Code) 800-4222-8835. Replay will be available through Wednesday, May 17, 2006 by calling 416-695-5275 or 1-888-509-0081.

Annual & Special Meeting of Shareholders
CryptoLogic’s Annual and Special Meeting of Shareholders will be held at The Design Exchange, Trading Floor, 234 Bay Street, Toronto, Canada, on Thursday, May 11, 2006 at 4:30 p.m. Eastern time.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the NASDAQ National Market (symbol: CRYP), and the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director, Communications

Argyle Rowland, (416) 968-7311 (N. American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Karen Passmore, ext. 228/ kpassmore@argylerowland.com

Capital MS&L, + 44 20 7255 5117 (UK media)
Nick Bastin

(1)

Management believes that EBITDA (earnings before interest, taxes, and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

Marvel and all related character names and the distinctive likeness thereof: TM and © 2006 Marvel Characters, Inc. All rights reserved. www.marvel.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Inc. and our subsidiaries are referred collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three months ended March 31, 2006, and the audited consolidated financial statements and the MD&A for the year ended December 31, 2005 as set out in our 2005 Annual Report. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2005 year-end MD&A. This MD&A is dated May 10, 2006. Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW
CryptoLogic is a world-leading and long-standing publicly traded online gaming software developer and supplier serving the global Internet gaming market. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized blue-chip client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are domiciled.

OVERVIEW OF RESULTS
In the first quarter of 2006, CryptoLogic delivered record revenue, EBITDA(1), earnings, and earnings per share performance. The results were achieved through organic growth from a core group of blue-chip international customers benefiting from increased revenue in both of the Company’s primary markets of Internet casino and Internet poker.

Revenue rose 33% for Q1 2006 to a record $27.0 million (Q1 2005: $20.3 million). Q1 2006 EBITDA(1) increased to $8.7 million, up 49% (Q1 2005: $5.8 million). EBITDA(1) margin grew to 32% of revenue in Q1 2006 (Q1 2005: 29%). Earnings rose 58% to $7.7 million or $0.56 per diluted share (Q1 2005: $4.8 million, or $0.34 per diluted share).

CryptoLogic’s balance sheet at March 31, 2006 continued to be strong. Cash, cash equivalents and short term investments rose to $111.6 million (including $1.5 million in security deposits) at quarter-end (December 31, 2005: $99.1 million including $1.5 million in security deposits). The Company had no debt at quarter-end, or year-end 2005. Working capital grew to $83.6 million (December 31, 2005: $73.6 million).

On May 9th, CryptoLogic’s Board of Directors declared a 71% increase in the quarterly cash dividend to US$0.12 per share, payable on June 15, 2006 to shareholders of record on June 8, 2006.

RESULTS OF OPERATIONS

Revenue
Revenue reached record levels in Q1 2006, up 33% to $27.0 million (Q1 2005: $20.3 million). Online casino continued to represent the largest portion of revenues and online poker continued to grow at a strong rate.

Internet Casino
  Q1 2006 Internet casino revenue rose 14% to $15.0 million (Q1 2005: $13.2 million), up 2% over Q4 2005 ($15.5 million, or $14.7 million, adjusted) after adjusting for an unusual chargeback recovery of $0.8 million in the fourth quarter of 2005. Casino fees accounted for 56% of total Q1 2006 revenue.

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee’s level of activity in its online casino site. Such revenue is affected by the number of active players on licensees’ sites and their related gaming activity. In turn, these results are influenced by a variety of factors, including the entertainment value of CryptoLogic-developed casino games, the frequency and success of new offerings and the effectiveness of our licensees’ marketing programs.

Currently, CryptoLogic releases new game packs twice each year. The games in Bonus Pack 8 of our casino software (released in Q3 2005) were the primary drivers behind the improved casino revenue at licensee sites. The software package included Marvel comic-themed games, based on characters such as The Hulk, Daredevil, The X-Men, Blade and The Punisher, and the first online play-for-real slot version of Bejeweled, one of the most popular titles online. Together, the Bonus Pack 8 games represented more than 10% of licensees’ casino revenue for March 2006.

Our licensees also benefited from Millionaires Club™, our patented, progressive Internet slot game, which now has a jackpot over $2.5 million—an online casino record.

The Company expects the release of its next game pack in Q2 2006 to help offset the effect of summer seasonality in what is typically a softer quarter. Please refer to the Revenue Trends section of this MD&A for more details.

Internet Poker
  Q1 2006 Internet poker revenue grew 74% to $9.6 million (Q1 2005: $5.5 million), up 22% over Q4 2005 ($7.9 million). Such fees represented 36% of Q1 2006 revenue.

Through WagerLogic, CryptoLogic offers a “virtual” central poker room for its licensees. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed fees for entry into poker tournaments. Players prefer poker rooms with strong “liquidity” — rooms that offer high availability of games at the desired stake levels, in their currency of choice, on a 24/7 basis. The Company believes that our licensees’ central poker room is ranked as one of the top five rooms online, by revenue.

During Q1 2006, we continued to enhance our Internet poker platform through a number of innovations to our online poker tournament software. We introduced Thunder Tournaments, which reduce player decision time to 12 seconds and provide shorter blind levels, creating one of the fastest tournament structures available online. The new Thunder Tournaments complement our popular high-speed LightningTM ring games. Also in Q1 2006, CryptoLogic introduced My Poker Points, a reward system that lets online players compete with points or use them for tournament entry, and an enhanced Super-Satellite tournament structure, called Land-Based Online Qualification Series, for online qualification to a choice of 20 premier land-based poker events around the globe.

Other sources of revenue
We also earn licensing revenue from online bingo software and other revenue, which includes fees for software customization and fees for marketing support. Bingo licensing revenue represented $0.1 million, or 1% of Q1 2006 total revenue (Q1 2005: $0.2 million, or 1% of revenue). Other revenue in Q1 2006 was $2.2 million, or 8% of total revenue (Q1 2005: $1.3 million, or 7% of revenue).

Geographic diversification
CryptoLogic continues to be well-diversified in the key global markets for online gaming. Licensees’ revenue derived from international players continued to account for more than 65% of overall Q1 2006 revenue, as it had in Q1 2005. The UK and Continental Europe represented the vast majority, and together accounted for more than 60% of total Q1 2006 revenue, comparable to Q1 2005.

Revenue trends
We experience seasonality in our business. The first and fourth quarters of the year are typically the Company’s strongest. Players spend less time online during the warmer months. We expect this trend to continue, particularly for the more developed casino market.

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position. We believe, however, that continued disciplined execution of our business strategy will contribute to ongoing growth in the future. Please refer to the Business Outlook section of this MD&A for more details.

Operating Costs
Operating costs comprise software development and support costs that include all personnel and equity compensation costs for employee stock options and our Long Term Incentive Program, licensee support, customer service costs and compliance-related expenditures. Operating costs were $16.4 million in Q1 2006 or 61% of revenue (Q1 2005: $12.8 million, or 63% of revenue).

Increased costs, in absolute terms, were in line with CryptoLogic’s expenditures on new casino games, enhancement of our poker offering, an expanding system infrastructure to support growing player traffic and volumes, and improvement of our customer care and back-office processing and support services. Also, higher operating costs reflected higher processing fees associated with increased financial transaction volumes.

CryptoLogic will continue to manage normal course expenditures in proportion to revenue generation. We also plan for incremental investments that may be necessary to position the Company effectively in a competitive marketplace, and to prepare for a regulated UK market for online gaming.

General and Administrative Costs
General and administrative (G&A) expenses were $1.9 million for the quarter (Q1 2005: $1.6 million). The marginal increase in Q1 2006 reflected higher costs associated with a growing organization and increased facilities and infrastructure expenditures. G&A expenses are expected to rise modestly, but are expected to remain fairly consistent as a percentage of revenue.

Finance Costs
Finance costs include bank charges and fees for bank drafts. During Q1 2006, these costs stayed relatively level at $0.1 million (Q1 2005: $0.09 million).

EBITDA(1)
EBITDA(1) improved significantly to $8.7 million (Q1 2005: $5.8 million), up 49%. EBITDA(1) margin increased to 32% of revenue in Q1 2006 (Q1 2005: 29%). Improved margins in Q1 2006 reflected the inherent leverage in CryptoLogic’s business model at higher levels of revenue. EBITDA(1) is expected to remain strong as normal course expenditures continue to be managed in proportion to revenue generation.

(1)	Management believes that EBITDA (earnings before interest, taxes, and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

EBITDA is reconciled to earnings as follows:

	For the three months ended March 31,
(In thousands of US dollars)	2006	2005

Earnings	$7,662	$4,839
Income taxes	1,246	795
Interest income	(1,443)	(637)
Amortization	1,195	802

EBITDA	$8,660	$5,799

Amortization
During the quarter, amortization expense was $1.2 million (Q1 2005: $0.8 million). The increase reflected higher investments made in computer equipment, leasehold improvements, software and licenses to support our growing organization.

Interest Income
Interest income, comprising interest earned on the Company’s cash and short term investment balances, rose to $1.4 million in Q1 2006 (Q1 2005: $0.6 million). The increase was a result of higher cash and short term investment positions and better interest yield.

Provision for Income Taxes
Income taxes for the quarter were $1.2 million (Q1 2005: $0.8 million), primarily due to higher pre-tax profits and increased taxable income in higher tax jurisdictions. The future income tax credit of $0.4 million (Q1 2005: credit $0.2 million) relates to timing differences between tax and accounting recognition with respect to certain of the Company’s expenses.

Earnings
Earnings in Q1 2006 rose 58% to $7.7 million, and grew 65% per diluted share to $0.56 (Q1 2005: $4.8 million, or $0.34 per diluted share). Please refer to revenue and expense sections of this MD&A for variance explanations.

Summary of Quarterly Results

	Fiscal 2006	Fiscal 2005				Fiscal 2004

(In thousands of US dollars, except per share data)	Q1 06	Q4 05	Q3 05	Q2 05	Q1 05	Q4 04	Q3 04	Q2 04

Revenue	$26,997	$25,061	$21,049	$19,923	$20,274	$17,949	$15,616	$14,925
Casino revenue	15,028	15,520	12,622	11,661	13,195	12,889	11,267	11,268
Poker revenue	9,641	7,912	6,985	6,583	5,533	4,127	3,691	2,363
Interest income	1,443	1,149	967	874	637	426	361	262
Earnings	7,662	5,825	5,127	4,739	4,839	3,794	2,856	3,197
Earnings per share
Basic	0.57	0.44	0.37	0.34	0.36	0.29	0.22	0.25
Diluted	0.56	0.43	0.36	0.33	0.34	0.27	0.21	0.23
Basic weighted average number of shares (000's)	13,415	13,363	13,681	13,736	13,573	13,185	13,076	12,979
Diluted weighted average number of shares (000's)	13,687	13,665	14,063	14,361	14,184	13,871	13,642	13,734

Typically, the first and fourth quarters (during the winter and fall seasons) are CryptoLogic’s strongest periods. Revenue in the middle two quarters of the year can slow down as Internet usage moderates in the warmer months, when players spend more time outdoors.

LIQUIDITY AND CAPITAL RESOURCES
In the quarter, CryptoLogic improved its strong financial position. As at March 31, 2006, the Company had no debt, and a total cash position of $111.6 million (comprising cash and cash equivalents, short term investments, and security deposits of $1.5 million), or $8.15 per diluted share (December 31, 2005: $99.1 million, including $1.5 million in security deposits, or $7.05 per diluted share). CryptoLogic’s working capital rose to $83.6 million, or $6.11 per diluted share (December 31, 2005: $73.6 million, or $5.23 per diluted share).

Operating cash flow for the first quarter of 2006 was $11.5 million (Q1 2005: $2.6 million). This increase was largely due to higher earnings and increased accrued liabilities, partially offset by higher prepaid expenses.

Specifically, the increase in prepaid expenses and accrued liabilities was mainly due to a higher provision for our Long Term Incentive Plan (“LTIP”). The LTIP is a cash-based incentive program tied to our financial and stock performance, and forms part of a broader strategy of employee compensation aimed at attracting and retaining high-quality employees to foster long term shareholder value. The LTIP provision rose in Q1 2006, reflecting grants under the plan for the two years of 2005 and 2006, and because CryptoLogic’s stock price increased over the quarter, which affects the LTIP calculation. Also affecting accruals was a higher jackpot provision in Q1 2006 reflecting the success and growing jackpot prizes of our slot games, most notably Millionaires ClubTM, which now offers a record online jackpot of more than $2.5 million.

CryptoLogic currently has approximately 13.6 million common shares and approximately 946,000 stock options outstanding.

CRITICAL ACCOUNTING POLICIES, CHANGES IN ACCOUNTING POLICIES AND OFF-BALANCE SHEET ARRANGEMENTS
These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2005 as contained in our 2005 Annual Report, filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations are substantially unchanged from the Company’s MD&A for the year ended December 31, 2005 as contained in our 2005 Annual Report, filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

OUTLOOK
While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position. CryptoLogic’s disciplined execution of a strategy of customer, product and market diversification has contributed to increasing revenue, earnings and cash generation. We remain committed to this focused approach to drive both the organic growth of a core group of high quality international brand-name customers in Internet casino and Internet poker, and allow for the addition of carefully chosen new, blue-chip licensees.

In Internet casino, we will continue to deliver an array of new and engaging games to help our licensees refresh their offerings to players, and foster player loyalty. Introduction of our Bonus Pack 9 suite of new games, including additional Marvel comic-branded slots, will begin in Q2 2006. Given the popularity of the games in Bonus Pack 8, we expect these new offerings to be solid business drivers for our casino licensees.

In Internet poker, the Company will continue to enhance our poker solution to build on the liquidity in our licensees’ central poker room, including the wide choice of games, stake levels and tournaments, around the clock. During 2006, we will continue to add new games and features, further expand our tournament offerings, and enhance the look and feel of the game environment.

The ability of our licensees to market their sites effectively is key to CryptoLogic’s success. Accordingly, we continue to enhance our back-office solutions that help customers attract, retain, and re-activate players. We will continue to build on our offering of sophisticated business intelligence, data mining and marketing tools, which are helping customers better understand, respond to and serve their players.

As announced in August 2005, Betfair, a poker software licensee, is expected to leave the central poker room sometime between June 2006 and January 2007. WagerLogic will receive fees from Betfair such that CryptoLogic’s annual results for 2006 are not expected to be materially affected. While Betfair’s exit could affect the liquidity of the central poker room in 2007, the substantial organic growth of our other major customers is expected to be an offsetting factor.

Subsequent to the quarter end, we announced an exclusive three-year licensing deal to develop a new casino site featuring Playboy, one of the world’s most recognizable entertainment brands, which should be launched in Q1 2007. We also extended our current commercial terms until at least January 1, 2012 with our largest customer, Overseas Internet Gaming Entertainment NV, which operates the InterCasino, and InterPoker sites. As well, we announced the termination of the licensing agreement with one of our smallest customers, The Ritz Club London Online, effective on or prior to October 28, 2006. The Ritz accounts for less than two per cent of our revenue. These announcements support CryptoLogic’s strategy of “return on effort” aimed at maximizing growth and returns by focusing on major blue-chip entertainment brands with the best potential.

The Playboy opportunity meets all of CryptoLogic’s strict criteria for partnership—a well-known entertainment brand, an audience with a propensity for online gaming, and the financial resources and commitment to market their site. We expect that the addition of the Playboy brand to our licensee base will complement our ongoing organic growth, be consistent with our strategy of geographic diversification and contribute positively to our financial results.

Marvel and all related character names and the distinctive likeness thereof: TM and ©2006 Marvel Characters, Inc. All rights reserved. www.marvel.com.

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	As at March 31, 2006 (unaudited)	As at December 31, 2005

ASSETS
Current assets:
Cash and cash equivalents	$97,077	$94,420
Security deposits	1,500	1,500
Short term investments	13,000	3,214
Accounts receivable and other	8,344	8,629
Prepaid expenses	7,793	4,615

	127,714	112,378

User funds on deposit	29,204	25,953
Capital assets	13,249	14,214
Intangible assets	69	77
Goodwill	1,776	1,776

	$172,012	$154,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$41,286	$37,495
Income taxes payable	2,858	1,314

	44,144	38,809

User funds held on deposit	29,204	25,953
Future income taxes	2,052	2,411

	75,400	67,173

Shareholders’ equity:
Share capital	27,788	25,171
Stock options	2,217	2,163
Retained earnings	66,607	59,891

	96,612	87,225

	$172,012	$154,398

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)

	For the three months ended March 31,

	2006	2005

Retained earnings, beginning of period	$59,891	$50,593
Earnings	7,662	4,839
Dividends paid	(946)	(684)

Retained earnings, end of period	$66,607	$54,748

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of US dollars, except per share information)
(Unaudited)

	For the three months ended March 31,

	2006	2005

Revenue	$26,997	$20,274

Expenses
Operating costs	16,355	12,754
General and administrative	1,873	1,631
Finance	109	90
Amortization	1,195	802

	19,532	15,277

Earnings before undernoted	7,465	4,997
Interest income	1,443	637

Earnings before income taxes	8,908	5,634

Income taxes:
Current	1,606	958
Future	(360)	(163)

	1,246	795

Earnings	$7,662	$4,839

Earnings per common share
Basic	$0.57	$0.36
Diluted	$0.56	$0.34
Weighted average number of shares (‘000s)
Basic	13,415	13,573
Diluted	13,687	14,184

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	For the three months ended March 31,

	2006	2005

Cash flows from (used in):
Operating activities:
Earnings	$7,662	$4,839
Adjustments to reconcile earnings to cash provided
by (used in) operating activities:
Amortization	1,195	802
Future income taxes	(360)	(163)
Stock options	527	425
Changes in operating assets and liabilities:
Accounts receivable and other	285	(1,801)
Prepaid expenses	(3,178)	(1,338)
Accounts payable and accrued liabilities	3,791	(1,067)
Income taxes payable	1,544	891

	11,466	2,588

Financing activities:
Issue of capital stock	2,145	3,881
Dividends paid	(946)	(684)

	1,199	3,197

Investing activities:
Purchase of capital assets	(222)	(1,592)
Purchase of intangible assets	—	(2)
Short term investments	(9,786)	21,883

	(10,008)	20,289

Increase in cash and cash equivalents	2,657	26,074
Cash and cash equivalents, beginning of period	94,420	43,182

Cash and cash equivalents, end of period	$97,077	$69,256

Supplemental cash flow information:
Non cash portion of options exercised	$471	$438

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at March 31, 2006
(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)
(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as were used for the audited consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements do not contain all disclosures required by GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2005, as set out in the 2005 Annual Report.

1.     Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. The fair value of the options granted in 2005 and 2006 was made using the Black-Scholes option pricing model under the following weighted assumptions.

	2006	2005
Dividend yield	1.00%	0.75%
Risk-free rate	4.25%	3.25%%
Expected volatility	55.0%	50.0%
Expected life of options in years	5.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The cost of stock options of $527 in Q1 2006 (Q1 2005: $425) is included in operating costs with a corresponding addition to Stock Options in Shareholders’ Equity. The Stock Options account is reduced as options are exercised with an entry to Share Capital. The amount recorded for exercises from the Stock Options account was $471 in Q1 2006 (Q1 2005: $438). Consideration paid by employees on the exercise of stock options is recorded as share capital.

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the new recommendations, the Company’s earnings and earnings per common share would have been changed to the following pro forma amounts:

	March 31, 2006		March 31, 2005
	As reported	Pro forma	As reported	Pro forma

	‘000	‘000	‘000	‘000

Earnings	$7,662	$7,531	$4,839	$4,658
Earnings per common share:
Basic	$0.57	$0.56	$0.36	$0.34
Diluted	$0.56	$0.55	$0.34	$0.33

2.     Share Capital

Authorized:
Unlimited common shares

Issued and Outstanding:

	Common Shares		Series F Warrants		Total
	Isused	Stated Value	Isused	Stated Value	Stated Value

	(‘000)		(‘000)		(‘000)

Balance, December 31, 2004	13,311	$20,108	30	$272	$20,380
Share repurchase	(510)	(952)	—	—	(952)
Exercise of stock options	498	5,317	—	—	5,317
Exercise of warrants	23	630	(23)	(204)	426
Expiry of Warrants	—	68	(7)	(68)	—

Balance, December 31, 2005	13,322	$25,171	—	$—	$25,171

Balance, December 31, 2005	13,322	$25,171	—	$—	$25,171
Exercise of stock options	237	2,617	—	—	2,617

Balance, March 31, 2006	13,559	$27,788	—	$—	$27,788

3.     Normal Course Issuer Bid

In September 2005, the Board of Directors approved the renewal of the share repurchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,340,000 of the Company’s outstanding common shares for the period commencing September 28, 2005 and ending September 27, 2006. Under the plan, the Company had repurchased and cancelled 239,200 common shares in Q4 2005 for a total cost including transaction fees of $4.0 million. For the three months ended March 31, 2006, the Company did not repurchase any shares under this plan.

4.     Seasonality

Typically, the first and fourth quarters are CryptoLogic’s strongest periods. Revenue in the middle two quarters may decrease as Internet usage moderates in the warmer months of the year.